SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 16th, May 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                         (Registrant)

Date May 16, 2005

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

 Web-site:www.twinmining.com  E-mail: info@twinmining.com

Press Release

First quarterly report, March 31, 2005

Twin Mining Achieves Important Company Building Milestones

Toronto, Ontario, May 16, 2005, Twin Mining Corporation (“Twin Mining”) (TWG:TSX) announces that it has made significant progress at both its Brodeur diamond property and its Atlanta Gold property during the first quarter of 2005.

In 2004, a MIDAS II™ high-sensitivity aeromagnetic survey and soil sampling on Twin Mining’s 100 percent owned 1.3 million acre Brodeur diamond property (consisting of Jackson Inlet East and West claim blocks and Vista claim blocks) which is located on the Brodeur Peninsula, Nunavut identified 78 separate drill targets and 15 kimberlite indicator mineral clusters*. The identification of the drill targets and the sample results on the Brodeur property together with the recent announcement of Diamondex Resources Ltd. to plan an aggressive $2 million exploration program (www.diamondex.net, press release May 9, 2005) on claims adjacent to Twin Mining’s diamond property indicates that Twin Mining is leading one of the most exciting diamond exploration plays in Canada.

A comprehensive program is underway at Twin Mining’s Atlanta gold property which is located near Atlanta, Idaho. This program includes a geotechnical drilling program, environmental studies, hydro- and geochemical studies, and engineering studies to support the permitting effort. Bruce Thorndycraft, Twin Mining’s General Manager, oversees a team of approximately 30 engineering and field personnel, including contractors and Atlanta staff, to produce the data required to complete the Environmental Impact Statement (“EIS”) on a timely basis. The U.S. Forest Service has accepted the supplement to the Plan of Operations for the Atlanta gold property. The next step is the Draft EIS which is expected to be completed during the second half of 2005. It is estimated that production, commencing 2006, from the Atlanta mine will exceed 100,000 ounces of gold a year at a planned average cash production cost of US$188 an ounce.

Twin Mining is committed to advance its gold and diamond projects with the aim of becoming a significant producer and maximizing share value. Twin is undertaking a strategic review process to develop a compelling, achievable and financially prudent plan to unlock the value of Twin Mining’s assets. Twin Mining has retained Mr. Bill Baird, an independent financial consultant, to assist with the financial strategy including raising project financing and equity capital. Twin Mining is holding discussions with, and reviewing proposals from, Canadian and international investment bankers and other eligible investors to arrange project financing for the Atlanta gold mine and equity financing for diamond exploration.

For further information contact:  Hermann Derbuch, P.Eng.,

            Chairman, President & CEO, Twin Mining Corporation

                                                   Tel.: (416) 777-0013   Fax: (416) 777-0014

   E-mail: info@twinmining.com

For Renmark Financial Communications Inc.: Tina Cameron: tcameron@renmarkfinancial.com

        Barry Mire: bmire@renmarkfinancial.com

                                                     Media -        Cynthia Lane : clane@renmarkfinancial.com

                                                                         Tel. : (514) 939-3989 www.renmarkfinancial.com